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January 7, 2015

Larry Spirgel, Assistant Director
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:	American Public Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33810

Dear Mr. Spirgel:

On behalf of American Public Education, Inc. (the "Company"), this letter is in response to the Staff's comments provided telephonically to the Company on December 18, 2014, with respect to the Company's December 3, 2014 written response to the Staff's comments of November 5, 2014, regarding the above-referenced Form 10‑K.

For ease of reference, the Staff's comments as understood by the Company are set forth in italic type immediately before the response submitted on behalf of the Company.
1.            The Staff has requested the Company (1) acknowledge that pursuant to generally accepted accounting principles revenue from In Term Withdrawal Students1 should be assessed for collectability prior to recognition; and (2) implement a policy that results in the Company monitoring the amount of revenue derived from In Term Withdrawal Students for materiality. The Staff has requested that the Company modify its disclosures in future filings with the Commission to more fully explain the Company's revenue recognition policies as they relate to revenue collectability.

1 As discussed in the Company's written response of December 3, 2014, when a student participating in Title IV financial aid programs withdraws during a payment period, the Company must return Title IV financial aid that was disbursed to the student but that was ultimately not earned by the student due to the student's withdrawal (referred to as a Return of Title IV Funds, or "R2T4"). Depending on the amount of funds that the Company must return to the Department of Education on the student's behalf, the R2T4 payment may result in an unpaid balance owed to the institution by the student. There are generally two types of R2T4's processed by the Company: (i) R2T4's for students whom the Company identifies as having withdrawn following the end of a financial aid payment period after the associated revenue has been recognized ("Post Revenue Recognition Withdrawal Students"); and (ii) R2T4's for students whom the Company identifies as having withdrawn during the pendency of a financial aid payment period before full recognition of the associated revenue ("In Term Withdrawal Students").

United States Securities and Exchange Commission	- 2 -	January 7, 2015

The Company appreciates the opportunity the Staff provided to discuss the Company's revenue recognition practices.2 The Company acknowledges that Staff Accounting Bulletin, Topic 13 ("SAB 13") requires the collectability of revenue to be reasonably assured prior to its recognition.  The Company will continue to review each of its revenue categories, including those listed in the table in the Company's response to question 3 below, to ensure that its revenue recognition practices are in compliance with SAB 13.

Pursuant to its revenue recognition policy, the Company recognizes as revenue any non-refundable amount due from In Term Withdrawal Students on the date of such student's withdrawal. The Staff has expressed doubts regarding the collectability of the revenue recognized from In Term Withdrawal Students.3  The Company appreciates the Staff's concerns and is consequently altering its revenue recognition practices for periods ending after January 1, 2015. Accordingly, the Company will reassess the collectability of revenue from In Term Withdrawal Students at the time of withdrawal and will only recognize revenue from such students that is reasonably assured of collectability.

The Company will describe its revenue recognition practices as they relate to In Term Withdrawal Students in its Annual Report on Form 10-K for the fiscal year-ended December 31, 2014 ("2014 10-K"). The Company will also disclose its revised revenue recognition practices in its 2014 10-K and in future filings with the Commission when appropriate.
2.	The Staff requested that the Company provide historical data regarding the Company's collections experience related to amounts included in bad debt expense.
In its Form 10-K for the year-ended December 31, 2013, the Company reported $14.3 million in bad debt expense.  The Company estimates that it has subsequently collected approximately 7% of the total amount included in bad debt expense for the year-ended December 31, 2013.

2  The Company interprets the Staff's request to apply to the practices of the Company's APEI operating segment, which primarily consists of the operations of American Public University System ("APUS"). The Company did not acquire the operations of its other operating segment, the Hondros College of Nursing segment, until November 2013. Accordingly, the Company's response focuses on APUS and the references to the Company's practices in this response are in reference to APUS's practices.

3 As discussed in the Company's written response dated December 3, 2014 and telephonically with the Staff on December 18, 2014, during the year ended December 31, 2013, there was an immaterial amount of revenue recognized from In Term Withdrawal Students on the date of such student's withdrawal that was subsequently written off as bad debt expense.

United States Securities and Exchange Commission	- 3 -	January 7, 2015

3.	The Staff requested a breakdown of the approximately $5.7 million recognized as bad debt expense that was not related to R2T4's.

As requested by the Staff, in the table below the Company has provided a breakdown of the Company's non-R2T4 bad debt expense.4  All amounts are estimates for the fiscal year ended December 31, 2013. The Company's breakdown includes a description of each category of accounts receivable, the total estimated amount of bad debt expense related to each receivable category, and the bad debt expense related to each receivable category as a percentage of the Company's consolidated revenue.

Receivable Category	Description of Receivable Category	Estimated Bad Debt Expense from Receivable Category ($ millions)	% of Consolidated Revenue
Subject to Research	Student balances that are in the process of being researched by the Company. Balances could be caused by system processing issues, award adjustments, or other miscellaneous issues.	$1.916	0.58%
Deficit Accounts	Balances from students caused by a gap between total tuition and fees and total funding sources resulting in balances to be paid by the student.	$1.741	0.53%
Unverifiable Information	Balances due from students where the Company did not disburse Title IV financial aid initially awarded to the student because either (i) the student failed to provide required information, or (ii) the Company was unable to verify the information provided by the student.	$1.665	0.51%
Student Payment Plans	Balances due from students who have entered into payment plans for (i) current courses, or (ii) past due amounts. Payment plans are less than 12 months in length.	$0.337	0.10%
Third Party Payors	Balances due from third party payors such as corporate partners and government agencies.	$0.083	0.03%

*               *              *              *

4  For a quantitative analysis of the Company's collections experience with Title IV related bad debt please refer to the Company's response dated December 3, 2014.

United States Securities and Exchange Commission	- 4 -	January 7, 2015

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2778.

Very truly yours,

/s/ William I. Intner

William I. Intner
Partner

cc:	Richard W. Sunderland, Jr.
Wallace E. Boston, Jr.
Stuart Taub, McGladrey, LLP